                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the Fiscal Year Ended December 31, 2001

                                       OR

[  ]          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ___________

Commission File Number 1-8014


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     MOORE NORTH AMERICA, INC. SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            Moore Corporation Limited
                           c/o Moore Executive Offices
                              One Canterbury Green
                           Stamford, Connecticut 06901


                              REQUIRED INFORMATION


Attached hereto are the Moore North America, Inc. Savings Plan audited financial statements and supplemental schedules for the fiscal year ended December 31, 2001. All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

MOORE NORTH AMERICA, INC. SAVINGS PLAN


Index to Financial Statements and Supplemental Schedule
December 31, 2001 and 2000
--------------------------------------------------------------------------------


                                                                         PAGE(S)


Reports of Independent Accountants                                          1-2

Financial Statements:

     Statements of Net Assets Available for Benefits,
         December 31, 2001 and 2000                                         3

     Statements of Changes in Net Assets Available for Benefits
         for the years ended December 31, 2001 and 2000                     4

Notes to the Financial Statements                                           5-12

Supplemental Schedule:

     Schedule H:  Line 4i - Assets Held for Investment Purposes,
                        December 31, 2001                                   13


Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Moore North America, Inc. Savings Plan:


We have audited the accompanying statement of net assets available for benefits of Moore North America, Inc. Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




Deloitte & Touche LLP
Stamford, Connecticut
June 28, 2002

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Moore North America, Inc. Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Moore North America, Inc. Savings Plan (the "Plan") at December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.





PricewaterhouseCoopers LLP
Chicago, Illinois
June 22, 2001

MOORE NORTH AMERICA, INC. SAVINGS PLAN


Statements of Net Assets Available for Benefits
December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                                  2001                   2000
                                                                                  ----                   ----
ASSETS
Cash                                                                           $    437,488           $     35,930
Plan investments at fair value (Notes 2, 3 and 5)                               402,908,728            387,467,530
Guaranteed investment contracts at contract value (Note 4)                                -             21,504,742
Participant loans                                                                 7,559,073              7,505,590
                                                                               ------------           ------------

         Total investments                                                      410,905,289            416,513,792
                                                                               ------------           ------------

Receivables:
   Interest and dividends                                                           121,288                  8,730
   Employer contributions                                                           108,980              1,029,675
   Participant contributions                                                        295,052                      -
   Securities Sold                                                                  685,370                438,724
                                                                               ------------           ------------
         Total receivables                                                        1,210,690              1,477,129
                                                                               ------------           ------------

         Total assets                                                           412,115,979            417,990,921
                                                                               ------------           ------------

LIABILITIES
Securities purchased                                                                670,949                438,724
                                                                               ------------           ------------
         Total liabilities                                                          670,949                438,724
                                                                               ------------           ------------
Net assets available for benefits                                              $411,445,030           $417,552,197
                                                                               ============           ============















The accompanying notes are an integral part of these financial statements.

MOORE NORTH AMERICA, INC. SAVINGS PLAN


Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------


ADDITIONS                                                                            2001                  2000
                                                                                     ----                  ----
Investment income:
Interest and dividend income                                                   $   7,006,745        $   2,427,524
Net appreciation (depreciation) in fair value of investments                      13,828,998          (19,984,610)
                                                                               -------------        -------------
         Total investment income (loss)                                           20,835,743          (17,557,086)
                                                                             ---------------        -------------
Contributions:
Employer                                                                           6,415,947            4,546,802
Participant                                                                       24,993,746           27,490,613
                                                                               -------------        -------------
         Total contributions                                                      31,409,693           32,037,415
                                                                               -------------        -------------
         Total additions                                                          52,245,436           14,480,329
                                                                               =============        =============

DEDUCTIONS
Benefits paid to participants                                                     57,508,895           53,012,247
Trustee and investment management fees                                                52,681            2,148,388
Recordkeeper fees                                                                    339,806              697,616
Other administrative expenses                                                        451,221               85,156
                                                                               -------------        -------------
         Total deductions                                                         58,352,603           55,943,407
                                                                               -------------        -------------

Net decrease                                                                      (6,107,167)         (41,463,078)

Net assets available for benefits, beginning of year                             417,552,197          459,015,275
                                                                               -------------        -------------

Net assets available for benefits, end of year                                 $ 411,445,030        $ 417,552,197
                                                                               =============        =============





The accompanying notes are an integral part of these financial statements.

MOORE NORTH AMERICA, INC. SAVINGS PLAN


Notes to the Financial Statements
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN
     The following brief description of the Moore North America, Inc. Savings Plan (the "Plan") provides only general information. For more complete information, participants should refer to the Plan document.

     GENERAL
     The Plan is a defined contribution plan covering substantially all employees of Moore North America, Inc. (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a committee appointed by the Board of Directors of the Company's parent, Moore Corporation Limited. Effective April 1, 2001, the assets of the Plan were transferred to and maintained by the Charles Schwab Trust Company (the "Trustee"). Prior to this, the assets of the Plan were maintained by The Frank Russell Trust Company (the "Former Trustee").

     PARTICIPATION
     Prior to December 1, 2000, in order to become a Plan member
     ("participant"), an employee must have attained age 21 and have completed at least 90 days of service, as defined by the Plan document. Effective December 1, 2000, the Plan was amended to eliminate the 90 day service requirement.

     CONTRIBUTIONS AND BENEFITS
     Participants of the Plan are entitled to make tax deferred contributions to the Plan equal to a full percentage between 1% and 15% of the participant's annual compensation subject to Internal Revenue Code limitations. Effective January 1, 2001, the Company makes basic employer matching contributions in an amount equal to 50% of a participant's tax deferred contributions up to a maximum of 6% of the participant's annual compensation after the participant completes one year of eligible service. Prior to this, the Company match was 25% of a participant's tax deferred contributions up to a maximum of 5% of the participant's annual compensation. Additionally prior to January 1, 2001, a supplemental employer matching contribution was determined based on the Company achieving certain financial targets determined by the Board of Directors of the Company's parent. These supplemental employer matching contributions could not exceed 50% of a participant's tax deferred contributions limited to a maximum of 5% of the participant's annual compensation. Effective January 1, 2001, the Company discontinued the supplemental employer matching contribution.

     Participants may also contribute amounts distributed from other qualified defined benefit or defined contribution plans.

     Participants of the Plan can change investment and contribution allocations on a daily basis. Employer matching contributions are invested according to the contribution allocation of a participant's tax deferred contributions. See the various investment fund options mentioned below.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

--------------------------------------------------------------------------------


     VESTING
     Participants are immediately vested in the value of their accounts and the earnings thereon. Effective January 1, 2001, participants are also immediately vested in the employer matching contributions. During 2000, vesting in the employer matching contributions was ratable based on elective months of participation with 100% vesting after five or more year of eligible service regardless of months of participation.

     FORFEITURES
     Prior to January 1, 2001, the unvested portion of a terminated participant's account was forfeited. Forfeitures are applied to reduce future employer contributions. For the years ended December 31, 2001 and 2000, forfeitures amounted to $0 and $212,666, respectively.

     BENEFIT PAYMENTS AND WITHDRAWALS
     The value of a participant's account may be distributed on termination of employment or, under certain circumstances, on the participant's subsequent retirement, disability, death or attainment of age 59-1/2. Payment will be made in a lump-sum amount as soon as practical after the valuation date. The payment will be in cash and for those participants with greater than the equivalent of 50 shares of Moore Corporation Limited common stock allocated to their account, the participant may elect to receive whole shares rather than cash.

     Participant loans terminated due to withdrawal of participants from the Plan included in benefit payments were $279,423 and $719,274 during 2001 and 2000, respectively.

     PARTICIPANT LOANS
     Participants may borrow up to the lesser of 50% of the vested value of their account, or $50,000. The maximum loan amount may be reduced in certain circumstances. Participants may only have one loan outstanding and such loan shall be for a term of no more than five years with a fixed interest rate as determined by the Plan.

     INVESTMENT OPTIONS
     During 2001, employee contributions, rollover contributions and employer basic matching contributions made to the Plan were invested as directed by the Plan participants in any or all of 13 investment fund options. Participants may invest 100% of their account balance in any investment fund. Prior to April 1, 2001, participants were limited to investing 50% of their total account balance in the Moore Stock Fund.

     As of December 31, 2001, investment fund options were as follows:

     Fund Description                                     Objective
     ----------------                                     ---------

     Charles Schwab Stable Value Fund           Seeks to maintain principal
                                                value and obtain consistent
                                                income return by investing
                                                primarily in guaranteed
                                                investment contracts.

     PIMCO Total Return Fund                    Seeks total return consistent
                                                with preservation of capital by
                                                investing in at least 65% of
                                                assets in fixed income
                                                securities.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

--------------------------------------------------------------------------------


     INVESTMENT OPTIONS (CONTINUED)
     Barclays Global Investors LP 2010 Fund     Seeks total return for investors
                                                retiring in approximately 2010
                                                by investing in equities and
                                                fixed income securities with
                                                allocation becoming more
                                                conservative as fund nears
                                                maturation.

     Barclays Global Investors LP 2020 Fund     Seeks total return for investors
                                                retiring in approximately 2020
                                                by investing in equities and
                                                fixed income securities with
                                                allocation becoming more
                                                conservative as fund nears
                                                maturation.

     Barclays Global Investors LP 2030 Fund     Seeks total return for investors
                                                retiring in approximately 2030
                                                by investing in equities and
                                                fixed income securities with
                                                allocation becoming more
                                                conservative as fund nears
                                                maturation.

     Selected American Fund                     Seeks growth of capital and
                                                income by investing primarily in
                                                companies with market
                                                capitalization greater than $1
                                                billion as well as fixed-income
                                                and short-term securities.

     Dreyfus Appreciation Fund                  Seeks long-term growth
                                                consistent with preservation of
                                                capital and low portfolio
                                                turnover by investing primarily
                                                in equities.

     Schwab S&P 500 Fund                        Seeks total return by investing
                                                in at least 80% of the stocks
                                                that compose the S&P 500 Index.

     Growth Fund of America Fund                Seeks capital growth by
                                                investing principally in
                                                equities.

     Schwab Small Cap Index Fund                Seeks total return by investing
                                                in companies that composed at
                                                least 80% of the Russell 2000
                                                Index.

     EuroPacific Growth Fund                    Seeks long-term growth by
                                                investing at least 65% of its
                                                assets in securities domiciled
                                                in Europe or the Pacific Basin.

     Moore Stock Fund                           Consists primarily of Moore
                                                Corporation Limited common
                                                stock.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

--------------------------------------------------------------------------------


     INVESTMENT OPTIONS (CONTINUED)
     Personal Choice Retirement Account    Consists of participant self-directed
                                           brokerage accounts.

     ADMINISTRATIVE EXPENSES
     Trustee and investment management fees, recordkeeper fees and other administrative expenses of the Plan are borne by the Plan.

     RECLASSIFICATIONS
     Certain 2000 amounts have been reclassified to conform with the 2001 presentation.

2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accounts of the Plan are maintained on the accrual basis of accounting.

     INVESTMENTS
     With the exception of guaranteed investment contracts, all investments are stated at fair market value as determined by the Trustee and Former Trustee based upon quoted market prices. Benefit responsive guaranteed investment contracts are stated at cost which approximates fair value. Participant notes receivable are also valued at cost which approximates fair value.

     "Net appreciation (depreciation) in fair value of investments" presented in the Statements of Changes in Net Assets Available for Benefits consists of the realized gains (losses) and the unrealized gains (losses) on the investments.

     Interest is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date on an accrual basis.

     PLAN DISTRIBUTIONS
     Benefits are recorded upon distribution. The Trustee uses a distribution account to make all benefit payments. Amounts are transferred from the investment funds to this account as directed by the plan administrator.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefit and changes therein. Actual results could differ from those estimates.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

--------------------------------------------------------------------------------


     RISKS AND UNCERTAINTIES
     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   NONPARTICIPANT-DIRECTED INVESTMENT
     During 2000, the Moore Stock Fund includes both participant-directed and nonparticipant-directed investments. Effective January 1, 2001, all contributions were participant-directed due to the elimination of the supplemental match. The balances of the nonparticipant-directed investment at December 31, 2000 were as follows:

                                                                         2000
                                                                         ----
     Net assets of nonparticipant-directed investments:

     Investments at fair value                                        $3,468,630
     Employer contribution receivable                                    874,667
                                                                      ----------
                                                                      $4,343,297
                                                                      ==========

MOORE NORTH AMERICA, INC. SAVINGS PLAN

--------------------------------------------------------------------------------


     NONPARTICIPANT-DIRECTED INVESTMENT (CONTINUED)
     Information about the net assets and the significant components of the changes in net assets relating to the Moore Stock Fund, which includes participant directed and non-participant directed amounts, as of and for the years ended December 31, 2000 are as follows:

                                                                   2000
                                                                   ----
Net assets:

Investments at fair value                                    $ 9,652,988
Employer contribution receivable                                 874,667
Interest and dividends receivable                                      9
Securities sold                                                   96,932
Securities purchased                                                   -
                                                             -----------
Net assets available for benefits                            $10,624,596
                                                             ===========
Changes in net assets:

Contributions:
   Employer                                                  $   936,137
   Participant                                                   349,701

Net depreciation in fair value of investments                 (3,657,124)
Net transfers from other investment funds                      5,604,155
Other activity, net                                             (235,119)
                                                             -----------
                                                             $ 2,997,750
                                                             ===========

4.   GUARANTEED INVESTMENT CONTRACTS
     During 2000 and until April 1, 2001, the Plan had entered into several benefit-responsive guaranteed investment contracts with various insurance companies. The insurance companies maintain the contributions in general accounts, with the exception of the Aetna Life Insurance Company contract which maintains contributions in a pooled separate account. The guaranteed investment contracts are included in the financial statements at contract value as reported to the Plan by the Trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. During 2000, interest income from the benefit-responsive guaranteed investment contracts was $1,759,638.

     At December 31, 2001 the Stable Value Fund includes various benefit responsive guaranteed investment contracts that are valued at contract value that approximates fair market value as reported by the Trustee. These investment contracts are maintained by the Stable Value Fund and units and earnings thereon are allocated to the Plan based on its allocable portion of the Stable Value Fund.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

--------------------------------------------------------------------------------


4.   GUARANTEED INVESTMENT CONTRACTS (CONTINUED)
     Guaranteed investment contracts at December 31, 2000 were as follows:

                                        Maturity        Contract        Average         Contract                Fair
          Identity of Issue               Date            Yield          Yield            Value                 Value
          -----------------               ----            -----          -----            -----                 -----
 Aetna Life Insurance Co.               Evergreen         5.33%          6.06%           $ 2,354,727        $ 2,354,073
 Commonwealth Insurance
 (Monumental Life Insurance Co.)       03/29/2001         6.74%          6.47%             3,467,975          3,467,975
 Continental Assurance Co.             09/02/2003         5.83%          6.09%             2,121,406          2,120,562
 Continental Assurance Co.              Evergreen         6.38%          6.81%             3,732,498          3,777,973
 Metropolitan Life Insurance Co.        Evergreen         7.00%          7.00%             9,828,136          9,828,137
                                                                                        ------------       ------------

                                                                                        $ 21,504,742       $ 21,548,720
                                                                                        ============       ============

     There are no valuation reserves against the investment contracts for credit risk of the contract issuer or otherwise. For each investment contract, the crediting interest rate is based on a formula agreed upon with the issuer. Except for those investment contracts with fixed-rates, crediting interest rates are reset monthly, quarterly or semi-annually, depending on the contract.

5.   INVESTMENTS
     The individual investments that exceed five percent of the Plan's net assets as of December 31, 2001 and 2000 are as follows:

                                                                                           2001              2000
                                                                                           ----              ----
Moore Stock Fund                               Company Stock                           $ 63,122,396            -
Schwab Stable Value Fund                       Bank commingled trust                     92,627,567            -
PIMCO Total Return Fund                        Registered investment company             31,672,212            -
Barclays Global Investors LP 2020 Fund         Registered investment company             46,218,570            -
Dreyfus Appreciation Fund                      Registered investment company             90,248,148            -
Investment Contract Fund                       Bank commingled trust                        -            $ 83,916,440
Aggressive Balanced Fund                       Bank commingled trust                        -              26,729,336
Equity I Fund                                  Bank commingled trust                        -             140,470,020
Equity II Fund                                 Bank commingled trust                        -              20,992,862
Domestic Diversified Fund                      Bank commingled trust                        -              67,513,536
Domestic Conservative Fund                     Bank commingled trust                        -              22,560,092


6.   CHANGE IN PLAN CUSTODIAN
     During 2000, the custodian appointed by the Former Trustee changed effective October 1, 2000 from Deutsche Bank to State Street Corporation. All assets of the Plan were properly transferred to State Street Corporation. Effective April 2, 2001, the assets of the Plan were transferred to and maintained by the Trustee.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

--------------------------------------------------------------------------------


7.   RELATED PARTY TRANSACTIONS
     Included in Plan assets at December 31, 2001 and 2000 are 5,929,988 and 3,054,947 shares, respectively, of common stock of Moore Corporation Limited, the parent of the Company. As of December 31, 2001 and 2000, the stock had an original cost of $37,513,232 and $15,586,977, respectively, and a market value of $56,334,886 and $9,652,988, respectively.

     Certain Plan investments are shares of the Commingled Employee Benefit Funds managed by the Trustee (and prior to April 1, 2001, the Former Trustee) and qualify as party-in-interest transactions as defined by ERISA. Fees paid by the Plan for trustee and investment management services amounted to $52,681 and $2,148,388 for the years ended December 31, 2001 and 2000, respectively. Effective April 1, 2001, a majority of the investment funds of the Plan contain revenue sharing provisions between the Trustee and the respective registered investment companies that serve to reduce the trustee and management fees paid by the Plan.

     These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

8.   PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9.   TAX STATUS
     The Internal Revenue Service has determined and informed the Company by letter dated April 27, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended and is being restated since receiving such determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with all applicable requirements of the IRC. Thus, no provision for Income taxes has been included in the Plan's financial statements.

10.  BENEFITS PAYABLE
     For financial reporting purposes, the Plan does not record an obligation for accumulated benefits for individuals who have withdrawn from participation in the Plan. Accumulated benefits payable for individuals who have withdrawn from participation in the Plan aggregated $1,157,561 and $1,216,590 at December 31, 2001 and 2000, respectively.

MOORE NORTH AMERICA, INC. SAVINGS PLAN


Schedule H:  Line 4i - Assets Held for Investment Purposes
--------------------------------------------------------------------------------
December 31, 2001


                                                                               (C)
                                (B)                            DESCRIPTION OF INVESTMENT INCLUDING                  (E)
                IDENTITY OF ISSUE, BORROWER, LESSOR             MATURITY DATE, RATE OF INTEREST,         (D)      CURRENT
  (A)                    OR SIMILAR PARTY                      COLLATERAL, PAR, OR MATURITY VALUE       COST       VALUE
  ---                    ----------------                      ----------------------------------       ----       -----
         Cash                                               -                                            **       $    437,488
   *     Moore Corporation, Ltd.                            Company stock, 5,929,988 shares              **         63,122,396
           Common Stock
   *     Charles Schwab Trust Company                       Charles Schwab Stable Value Fund             **         92,627,567
                                                            Bank commingled trust
   *     Charles Schwab Trust Company                       PIMCO Total Return Fund                      **         31,672,212
                                                            Registered Investment Company
   *     Charles Schwab Trust Company                       Barclays Global Investors LP 2010 Fund       **         19,423,904
                                                            Registered Investment Company
   *     Charles Schwab Trust Company                       Barclays Global Investors LP 2020 Fund       **         46,218,570
                                                            Registered Investment Company
   *     Charles Schwab Trust Company                       Barclays Global Investors LP 2030 Fund       **         17,663,820
                                                            Registered Investment Company
   *     Charles Schwab Trust Company                       Selected American Fund                       **          5,034,225
                                                            Registered Investment Company
   *     Charles Schwab Trust Company                       Dreyfus Appreciation I Fund                  **         90,248,148
                                                            Registered Investment Company
   *     Charles Schwab Trust Company                       Schwab S&P 500 Fund                          **          2,233,707
                                                            Registered Investment Company
   *     Charles Schwab Trust Company                       Growth Fund of America Fund                  **          8,021,418
                                                            Registered Investment Company
   *     Charles Schwab Trust Company                       Schwab Small Cap Index Fund                  **         17,407,181
                                                            Registered Investment Company
   *     Charles Schwab Trust Company                       Europacific Growth Fund                      **          6,418,147
                                                            Registered Investment Company
   *     Charles Schwab Trust Company                       Personal Choice Retirement Account           **          2,817,433
                                                                                                         --       ------------
                                                            Self-Directed Brokerage Accounts

              Total investment funds                                                                     **        403,346,216

         Participant loans                                  Interest rate range:  4.75%-10.50%           **          7,559,073
                                                                                                         --       ------------

              Total assets held for investment purposes                                                  **       $410,905,289
                                                                                                         ==       ============

*     Party-in-interest
**    Not required

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Moore North America, Inc., the administrator of the Moore North America, Inc. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     MOORE NORTH AMERICA, INC. SAVINGS PLAN

                                     By:      Moore North America, Inc.


                                     By: Jennifer O. Estabrook
                                         ---------------------------------------
                                     Name:    Jennifer O. Estabrook
                                     Title:   Senior Vice President, General
                                              Counsel and Assistant Secretary
                                     Date:    July 1, 2002

                                  EXHIBIT INDEX

Exhibit
No.                                                                      Page

23.1     Consent of Pricewaterhouse Coopers LLP
23.2     Consent of Deloitte & Touche LLP